AMENDMENTS TO THE BECKMAN INSTRUMENTS, INC.
      INCENTIVE COMPENSATION PLAN OF 1990 (THE "1990 PLAN")
                    ADOPTED DECEMBER 5, 1997


1. The definition of "Incentive" in Section 2 of the 1990 Plan is amended to read as follows:

     "'Incentive' means any option, restricted stock, performance award, or award of Stock Units granted or issued under this Plan."

2. Section 2 of the 1990 Plan is amended by adding the following definition immediately after the definition of "Shares" therein:

     "'Stock Unit' means a non-voting unit of measurement which is deemed for bookkeeping purposes to be equivalent to one outstanding Share (subject to adjustment)."

3. Section 4 of the 1990 Plan is amended by inserting the following sentence after the second sentence thereof:

     "In addition, through the year 2001, the Committee may grant Stock Units to selected employees as dividend equivalents under and as set forth in the Beckman Instruments, Inc. Option Gain Deferral Program (the "Deferral Program") and may deliver Shares in respect to such Stock Units as set forth in or pursuant to the selected employee's Alternative Exercise Agreement (as defined in the Deferral Program) and the Deferral Program."

4. Section 10 of the 1990 Plan is amended by adding the following paragraph at the end thereof:

     "Notwithstanding the provisions of Section 4 and this
     Section 10 regarding the term of this Plan, all authority of the Board and the Committee with respect to options and awards hereunder, including (subject to Share limits) the authority to amend outstanding options and awards shall continue after the term of this Plan, so long as any option or award remains outstanding."